UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

SIGYN THERAPEUTICS, INC. (formerly known as Reign Sapphire Corporation)
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

82674U106
(CUSIP Number)

January 27, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82674U106
1.	Names of Reporting Persons Brio Capital Master Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 3,725,850 shares of common stock(1) (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,725,850 shares of common stock(1) (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,725,850 shares of common stock(1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ See footnote (2) below. (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99%(3)
12.	Type of Reporting Person (See Instructions) CO

(1) Brio Capital Management LLC, is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by Brio Capital Master Fund Ltd. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Capital Master Fund Ltd.

(2) Includes (i) 3,362,144 shares of common stock and (ii) shares of common stock issuable upon exercise of warrants (the “Warrants”). This amount excludes shares issuable upon exercise of the Warrants since the Warrants are not exercisable when holder beneficially owns in excess of 9.99% of the outstanding shares.

(3) Percentage calculation is based on 37,295,803 shares of common stock outstanding as of November 12, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 82674U106
1.	Names of Reporting Persons Brio Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 3,725,850 shares of common stock(4)(5)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,725,850 shares of common stock(4)(5)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,725,850 shares of common stock(4)(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ See footnote (5) below. (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99%(6)
12.	Type of Reporting Person (See Instructions) CO

(4) The shares reported above are held by Brio Capital Master Fund Ltd. Brio Capital Management LLC, is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by Brio Capital Master Fund Ltd. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Capital Master Fund Ltd. Brio Capital Management LLC and Shaye Hirsch disclaim beneficial ownership over the shares held by Brio Capital Master Fund Ltd., except to the extent of any pecuniary interest therein.

(5) Includes (i) 3,362,144 shares of common stock and (ii) shares of common stock issuable upon exercise of warrants (the “Warrants”). This amount excludes shares issuable upon exercise of the Warrants since the Warrants are not exercisable when holder beneficially owns in excess of 9.99% of the outstanding shares.

(6) Percentage calculation is based on 37,295,803 shares of common stock outstanding as of November 12, 2021, as reported in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2021.

Item 1(a).	Name of Issuer

Sigyn Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2468 Historic Decatur Road, Ste. 140 San Diego, CA 92106

Item 2(a).	Names of Persons Filing

This Schedule 13G is filed jointly by:

Brio Capital Master Fund Ltd. Brio Capital Management LLC

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Brio Capital Management LLC, 100 Merrick Road, Suite 401 W. Rockville Center, NY 11570.

Item 2(c).	Citizenship

Brio Capital Master Fund Ltd. – Cayman Islands
Brio Capital Management LLC – United States

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

82674U106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 4, 2022

Brio Capital Master Fund Ltd.,
a Cayman Islands Exempted Company

By:	Brio Capital Management LLC, its Investment Manager

By:	/s/ Shaye Hirsch
Name: Shaye Hirsch
Title: Managing Member

Brio Capital Management LLC,
a Delaware limited liability company

By:	/s/ Shaye Hirsch
Name: Shaye Hirsch
Title: Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)